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                             September 21, 2022

       David F. Keffer
       Chief Financial Officer
       Northrop Grumman Corp.
       2980 Fairview Park Drive
       Falls Church, VA 22042

                                                        Re: Northrop Grumman
Corp.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 1, 2022
                                                            File No. 001-16411

       Dear Mr. Keffer:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 1, 2022

       General

   1. Please expand your discussion to address how the experience of your Lead Independent
                                                        Director is brought to
bear in connection with your board   s role in risk oversight.
   2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For
example, please enhance your disclosure to address whether or not your
                                                        Lead Independent
Director may:

                                                              represent the
board in communications with shareholders and other stakeholders; or
                                                              require board
consideration of, and/or override your CEO on, any risk matters.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              the timeframe
over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
                                                            immediacy of the
risk assessed;
 David F. Keffer
Northrop Grumman Corp.
September 21, 2022
Page 2
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at (202) 551-3783 or Barbara Jacobs at
(202) 551-
3735 with any questions.



FirstName LastNameDavid F. Keffer                              Sincerely,
Comapany NameNorthrop Grumman Corp.
                                                               Division of
Corporation Finance
September 21, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName